Form C

Name of issuer: **SongVest Records, Inc.**

Legal status of issuer:
    Form: **Corporation**
    Jurisdiction of Incorporation/Organization: **Delaware**
    Date of organization: **August 23, 2019**

Physical address of issuer: **192 Inwood Ave, Floor 2, Montclair, NJ 07043**

Website of issuer: **www.songvestrecords.com**

Name of intermediary through which the offering will be conducted: **Stampede Securities, Inc.**
CIK number of intermediary: **001726574**
SEC file number of intermediary: **007-00142**
CRD number, if applicable of intermediary: **292379**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5.0% of the offering amount upon a successful fundraise (raise minimum target goal) and intermediary be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: **Class R Preferred Stock**
Target number of securities: **5,000 units**
Price (or method for determining price): **$5.00**
Method for determining price: **Pro-rated portion of the total principal value of $25,000 will be sold in increments of $5.00. Security purchase minimum: 10 units**
Target offering amount: **$25,000**
Oversubscription Allowed: **Yes**
If yes, disclose how oversubscriptions will be allocated: **First-come, first-serve basis**
Maximum offering amount (if different from target offering amount): **$1,013,700**
Deadline to reach the target offering amount: **June 26, 2020**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **2**
(At this time, the current employees are Sean Peace and Roy D'Souza. Other Officers mentioned in this offering document are not considered employees.)

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,500.00	$0.00
Cash & Cash Equivalents:	$2,500.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/ Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($5,862.00)	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC, AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, CANADA (FEDERAL LEVEL)

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **SongVest Records, Inc.**

ELIGIBILITY

2. Write "Yes" to certify that all of the following statements are true for the issuer: **Yes**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Directors:				
Sean Peace	Director	52	August 22, 2019	No
Roy D'Souza	Director	52	August 22, 2019	Yes
Dominic Pandiscia	Director	53	August 22, 2019	No

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Executive Officers:				
Sean Peace	CEO	52	August 22, 2019	No
Roy D'Souza	President, Treasurer and Secretary	52	August 22, 2019	Yes

(for 4. And 5.) Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Sean Peace
Sean is the co-founder of SongVest Records, Inc., serving as its Chief Executive Officer. He is also the co-founder of SongVest, Inc., serving as its Chief Executive Officer and Chairman of the Board since inception. Sean is the co-founder, President and CTO of GoAmenity, an app and website make it easy for office or residential owners to provide a one-stop shop for all amenities and communication with their communities. He was previously the CTO of Curbside Kitchen, a SaaS company that schedules food truck services for Commercial and Residential locations. From May 2011 until December 2015 he served as Founder and President of Royalty Exchange, the first online marketplace to sell royalty-based assets to investors at auction. Royalty Exchange was sold in 2015 and still operates today. From November 2008 to May 2011, Mr. Peace had various positions including as partner at Group 19 and Schmooze.me where he had leadership positions overseeing sales and marketing. Prior to these two startup companies, Mr. Peace was a partner and consultant at several companies focusing on business development, operations, and strategic alliances. Mr. Peace received his Bachelor of Economics from the University of North Carolina Chapel Hill in 1991.

Roy D'Souza
Roy is the co-founder of SongVest Records, Inc., serving as its President, Secretary, and Treasurer. He is also the co-founder of SongVest, Inc., serving as its Chief Operating Officer and Director since inception. He was previously a Managing Director at Ocean Tomo, LLC, from April 2010 to June 2017, where he was responsible for leading the company's intellectual property valuation practice focused on analyzing various monetization scenarios of patent, trademark, and copyright assets. Prior to joining Ocean Tomo, Mr. D'Souza was a Vice President with AccuVal Associates, Incorporated, where he led their Corporate Services valuation practice. Prior to joining AccuVal Associates, Mr. D'Souza spent the majority of his career in public accounting, first at Coopers & Lybrand LLP and then KPMG LLP in their tax and valuation consulting practices. Mr. D'Souza is also currently the Board Chair for the

Chicago West Community Music Center, a non-profit organization providing professional music instruction to children on Chicago's west side, where those arts instruction programs have been eliminated from the Chicago Public School system. Mr. D'Souza received his Bachelor of Science in Finance from DePaul University in 1989.

Dominic Pandiscia
Dominic is the co-founder of SongVest Records, Inc. He has held numerous roles in the music and IP business including serving as the President of Caroline (of Capitol Music Group), which achieved success through his tenure including four #1 albums in 2015 (the first #1's in the 33-year history of the company at the time). He also served as Executive Vice President, Commercial & Revenue Development of EMI Music North America where Mr. Pandiscia oversaw all commercial strategy, synch, branding and merchandising for the company, including leading the deal team that brought The Beatles to iTunes in 2010. Dominic followed by establishing his own company - Sunday Artist, LLC - which has helped drive the strategy for numerous businesses including the music strategy for the Discovery Channel film "Racing Extinction" that received an Academy Award nomination for "Best Original Song" (J. Ralph/Antony). Additional roles have included General Manager of EMI Label Services, Senior Vice President of the Capitol Music Group, as well as roles at PledgeMusic and Virgin Records.

Jay Gilbert
Jay is the co-founder of Label Logic, and leads digital strategy, analytics, and creative services for the company. He is the Co-Vice President of Marketing for SongVest Records, Inc. As a teenager in the Pacific Northwest, Jay smuggled his Canon F-1 into rock concerts to get the perfect shot of the likes of Queen, Van Halen and Cheap Trick. After college, he toured as a musician gaining invaluable experience in what it takes to create and promote an album. He later translated that knowledge as an executive with Universal Music, Sony Music and Warner Music Groups. Jay moved to San Francisco and finally to Los Angeles for Universal where he worked for 18 years, most recently as VP New Media and Online Marketing for Universal Music Enterprises ("UME"). He has been involved with Digital Sales & Marketing with Universal Music, Starbucks Entertainment, Fox Home Entertainment (International) and Warner Music Group. It is this perspective as a musician, music executive and fan that makes his approach to Digital Strategy and Online Marketing so artist friendly.

In 2004 while at UME, Jay launched the first digital-only label, responsible for all aspects of the operations. The label was featured on NPR, Billboard Magazine, Nights With Alice Cooper, and in the NY Times. Jay created the industry's first sheet music + album download (for the Grammy award-winning "Fingerprints" album by Peter Frampton). He received the NARM Award for Best Online Marketing Campaign (for Ron White). Jay created and executed unique online marketing plans for Nirvana, The Police, KISS, Motley Crue, Bob Marley, Jimi Hendrix, Elton John, Styx, Rob Zombie, Johnny Cash, Guns 'N Roses, Smokey Robinson, Tears For Fears, Rick Springfield, Lisa Loeb, Ringo Starr, Ron White, Peter Frampton, The Temptations, Amy Grant, Melissa Etheridge and many, many others.

Jay is a guest speaker at UCLA, USC, Columbia University, University of Washington, Los Angeles College of Music, and Portland State Music Business Programs. He is a voting member of the Recording Academy. Photography is Jay's creative outlet. He's photographed hundreds of artists in the studio and on tour.

Jeff Moskow

Jeff is the co-founder of Label Logic and leads marketing and project management services for the company. He is the Co-Vice President of Marketing for SongVest Records, Inc. A Philadelphia native, Jeff began his career in the music industry in Philadelphia's music retail scene, followed by a stint in one stop sales and management. He was also a club DJ in Philadelphia for 10 years. Jeff left Philadelphia for positions with PolyGram and Universal in Chicago, Washington, DC, NY and Los Angeles. Most recently, he served as Head of Marketing for UME, the catalog arm of the Universal Music Group, where he helped manage the Motown and Def Jam catalogs, and UMG's key artist portfolios.

As an A&R executive, Jeff led UMG's PURE compilation series, including the platinum Pure Funk and Pure 80s titles, and also compiled and marketed hits multi-platinum compilations from Stevie Wonder, James Brown, Marvin Gaye, The Who, Jimi Hendrix, Lionel Richie, Abba, Lynyrd Skynyrd, The Temptations, The Four Tops, Jackson 5, Diana Ross & The Supremes, Smokey Robinson, Jimmy Buffett, The Bee Gees, Elton John, Johnny Cash, Guns 'N Roses, Janet Jackson, Melissa Etheridge, Sting & The Police, Toby Keith, and more. He also served as A&R/marketing director for albums from artists as diverse as Rick Springfield and The Temptations. All of the albums Jeff spearheaded for Rick Springfield debuted in Billboard's Top 50, and The Temptations "Reflections" received a Grammy® nod. Since 1999, Jeff has also served as Head of A&R for the NOW! That's What I Call Music brand. NOW has achieved 19 #1 Billboard Hot 100 albums, while selling over 100 million units. Under Jeff's leadership, the UME's marketing department won a record 12 industry awards, including numerous nods for creative marketing, including a NARM Marketing Campaign of The Year for Motown 50.

Jeff is also a voting member of the Recording Academy. He is an adjunct professor of music marketing at Temple University and has also lectured at Loyola Marymount and Philadelphia University.

Please See Document C for additional officers and directors' experiences.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 10 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Direct Owner	Amount and class of securities held	Percent of voting power prior to the Offering
Sean Peace	31,111 Class F Common Stock	35%
Roy D'Souza	26,667 Class F Common Stock	30%
Dominic Pandiscia	22,222 Class F Common Stock	25%
Label Logic LLC	10,000 Class F Common Stock	10%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Company's Business

SongVest Records, Inc., is a Delaware Corporation, formed on August 23, 2019.

The Company is located at 192 Inwood Ave, Floor 2, Montclair, NJ 07043.
The Company's website is www.songvestrecords.com.

Further information about the Company and its business appears on the Company's profile page on Bumper Collective and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

<u>Description of the Business</u>

SongVest Records, Inc. was incorporated in the State of Delaware on August 23, 2019 to be a record label partially owned by fans. The Company's business plan is to develop relationships with performers, songwriters, producers, and other labels for the promotion of musical works. Any revenue generated by those musical works is split according to the terms of the particular agreements. What makes SongVest Records different is that we will allow, and encourage, investors to join us and participate in our revenues from these agreements, in exchange for their upfront financial investment to help fund our label operations and subsequent support in promoting the artist roster and their releases. In summary, we believe that by building relationships with fans we will be able to better promote the musical works released on our label, which may provide increased benefits for all participants in SongVest Records.

<u>Principal Products and Services</u>

The Company is a record label that signs artists, releases singles, EP's, albums, and videos, and collects the royalties. However, we do not intend to just be another record label. By having our fans participate in certain label activities (e.g., artist discovery) and share in our revenues, we believe we can generate increased benefits for every stakeholder.

Market

2019 marked the music industry's fifth consecutive year of growth, following a decline in 13 of the previous 14 years. Global recorded music generated approximately $21.5 billion in revenue from sales and licensing, an 11.4% increase over 2018. This is projected to increase to $45 billion by 2030 according to Goldman Sachs analyst Lisa Yang (which is also an increase from her previous forecast of $40 million). In terms of independent labels and artists, they are currently generating approximately 40% of this global recorded music revenue. SongVest Records, Inc. is an independent record label.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business

We have little operating history, which may make it difficult for you to evaluate the potential success of our business and to assess our future viability.

We were incorporated in Delaware on August 23, 2019. We have only recently begun operations. We have not yet earned any revenues and we have little operating history, which may make it difficult for potential investors to evaluate our business and assess our future viability and prospects. Investment in our Company is highly speculative because it entails significant risk that we may never become commercially viable. We have not yet demonstrated the ability to successfully market or distribute an album or co-market with any specific record company. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

Our financial statements include an opinion that they have been prepared on a going concern basis, expressing doubt about our ability to continue as a going concern.

We have not yet generated sufficient revenues from our operations to fund our activities and are therefore dependent upon external sources for financing our operations. As a result, our financial statements included as part of this Form C are prepared on the assumption that we will be able to continue as a going concern, which is uncertain. Our financial statements do not include any adjustments that might result were we unable to continue as a going concern. If we cannot continue as a going concern, investors in this offering may lose their entire investments.

In order to support our general operations and working capital needs for the next 24 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all.

In order to support our projected operating expenses for the next 24 months, we will need to raise additional capital from other sources. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. There can be no assurance that financial support from other sources will be available in the amounts and at the times needed for us to continue to operate and grow our revenue-generating operations and improve our financial position.

We expect that, in order to maintain and grow our operations, we will need to promote multiple albums. There can be no assurance that we will be able to promote enough albums to sustain our business model.

The selection of commercially successful albums from among undeveloped or incompletely developed albums is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to promote an album at a time when it can attract market attention and sales, failing to develop an album to a sufficiently sophisticated level so that it can win a lucrative audience and other, similar risks. We intend to hedge these risks in part by developing multiple albums, thereby giving our Company multiple chances of promoting successful albums. Expanding the number of albums we promote should also allow us to achieve certain economies of scale in regard to marketing, distribution and other functions. However, if we fail to promote enough albums, we may fail to promote a sufficient number of successful albums to support our business model and we may fail to achieve economies of scale. There can be no assurance that we will be able to promote a sufficient number of successful albums to achieve revenues that exceed our costs, which also produce margins that justify our continued operations.

There can be no assurance that any particular album that we agree to promote will succeed in the market.

The selection of commercially successful albums from among undeveloped or incompletely developed albums is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to promote an album at a time when it can attract market attention and sales, failing to develop an album to a sufficiently sophisticated level so that it can win a lucrative audience and other, similar risks. There can be no assurance that any particular album that we agree to promote will succeed in the market. To the extent we are unable to fund and promote a sufficient number of commercially successful albums, our business would suffer, and we may be unable to sustain business operations which could affect our ability to pay royalties to holders of the Class R Preferred Stock.

Any loss or deterioration of our relationship with an artist or artist manager may adversely affect our business.

We will work closely with each artist and their respective team in marketing albums. We believe that strong partnerships with artists and managers are crucial for the successful promotion of their albums and for building and expanding our business. However, we may not be able to maintain good and mutually beneficial relationships with all our artists and artist teams. Any loss or deterioration of a relationship with an artist and/or their team could adversely affect the development of the associated album, our efforts to successful promote the album and, ultimately, the availability of royalties for the holders of our Class R Preferred Stock.

General market conditions may change at any given time impacting the potential for success on any given project.

Market conditions are in a constant state of flux leading to a certain level of unpredictability on fan outreach, marketing, and revenue generation. New partners may emerge at any time providing marketing, or promotional support. Likewise, any given marketing, promotional or commercial platform may cease operation at any given time leading to lost revenues and reducing the number of outlets available to reach fans.

The occurrence of unexpected step-changes with artists.

Every artist we choose to work with will meet certain criteria as established by SongVest Records label team. Despite best efforts, various forces of nature such as an artist choosing to stop writing and recording music, promoting a project, a band breaking up, or the demise of any creative force affiliated with any given artist signing could have a significant impact on the desired outcome.

The occurrence of unexpected step-changes with any business partners

In March of 2020, SongVest Records executed agreements with Symphonic to be its global distribution partner for all music releases, and with SoStereo to be its non-exclusive licensing partner for any synchronization opportunities for its artist roster. We expect to consistently enter into partnership agreements where they will assist in advancing our business and mission. The demise of any of these relationships, especially those that are exclusive in nature, could have a material impact on our operations.

A majority of the Company's Common Stock is owned by the Company's Directors, whose interests may differ from those of the other stockholders.

As of the date of this Offering Memorandum, the Company's Directors own approximately 90% (Sean Peace – 35%, Roy D'Souza – 30%, and Dominic Pandiscia 25%) of the shares of the Company's issued and outstanding Common Stock. Therefore, the Company's Directors will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

COVID-19 has had a material economic impact on the music industry, including the temporary shutdown of all in-person live music experiences. The inability of any artist to tour to promote their most recent release will impact income generating opportunities for these artists and SongVest Records in the near term.

Risks related to the Class R Preferred Stock

There are numerous risks with respect to how we structure our business and the structure of our Class R Preferred Stock. Only investors who can bear the loss of their entire investment should purchase our Class R Preferred Stock.

Our business model and royalty approach, and the terms of our Class R Preferred Stock, are novel. With an investment in our Class R Preferred Stock, investors will also become Rights Holders under our Royalty Sharing and Rights Agreement. As with any new business model, and any new investment opportunity, there are numerous risks, including the risks outlined in this "Risk Factors" section. However, because of the newness of our business model, and our securities, there may possibly be additional risks and uncertainties that we are unable to reasonably foresee at this time. An investment in our Class R Preferred Stock is highly risky and speculative. Our Class R Preferred Stock is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Class R Preferred Stock, you should not purchase them.

Any royalties paid to holders of a particular series of Class R Preferred Stock will reflect the economic performance of the collective label roster, and those albums may not have been completed or marketed.

Because any royalties paid to holders of Class R Preferred Stock will reflect the economic performance of the collective label roster, with payments to SongVest Records as defined in each of the artist, songwriter or producer agreements, the royalties paid will be driven by the performance and popularity of the albums and the bands who recorded it. Reviews and the performance of bands on our roster will affect album sales, and thus royalties.

Payments of royalties to SongVest Records depend on accurate and timely accountings to SongVest Records by its distributors and/or other parties, which the SongVest Records cannot guarantee.

There is the expectation of a minimum of quarterly payments of royalties from distributors and/or other parties to SongVest Records, which SongVest Records cannot guarantee. It is possible that SongVest Records may lose its distributors and for a period of time may not have any bona fide distributor in place to distribute the Albums. In such a situation, the royalty payment SongVest Records receives will be greatly reduced, if any, and royalties paid to investors will be similarly impacted.

In the event that a claim for infringement or any other claims arises, the SongVest Records will be forced to defend it or settle the dispute and such action may result in either the delay or temporary or permanent cessation of distribution of master recordings on the Projects, which would impact royalty payments to SongVest Records and royalty payments to investors.

Payments of royalties to SongVest Records also depends in part on there being no claims against it or the artist with respect to any albums or singles released, including without limitation, the performances, contributions of others, intellectual property or other rights embodied therein or associated therewith. In the event that a claim for infringement or any other claims arises, SongVest Records will need to defend or settle the dispute in its sole discretion and such action may result in either the delay or temporary or permanent cessation of distribution of master recordings on the albums. If distributions cease or are delayed, this will result in fewer royalties paid to SongVest Records, and thus fewer royalties distributed to investors. SongVest Records makes no warranties or representations regarding the master recordings embodied on the albums and cannot guarantee that such master recordings do not violate or infringe on any third-party rights.

An investment in our Class R Preferred Stock is not an investment in any specific album, band, artist, or royalty agreement. Proceeds from this offering will be used to fund the development of albums, as well as other expenditures.

An investment in our Class R Preferred Stock represents an investment in our Company and will be used for our general operations and working capital needs and to support the development and publication of all the music our Company enters into agreements for, and all the Company's business activities generally, in return for the opportunity to receive royalties from the Company that reflect the Company's receipts, if any, from royalties relating to sales of albums from SongVest Records roster.

The Class R Preferred Stock do not provide investors with an ownership interest in any album, band, or artist nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular album, band, or artist. Holders of Class R Preferred Stock may only receive royalty payments under the terms of the Royalty Sharing and Rights Agreement that is linked to ownership of the Class R Preferred Stock.

If we were to enter bankruptcy or similar proceedings, there could be no assurance that holders of the Class R Preferred Stock would be able to recover their investments.

If we were to enter a bankruptcy or similar proceeding, there could be no assurance that investors in this offering would be able to recover their investments. In the event of a Company liquidation or similar occurrence, the first payments out of the available assets of the Company would be to creditors to which the Company's owes debts and other liabilities. Any payments due but not made under the Royalty Sharing and Rights Agreement would be a liability of the Company. However, there might be limited or no assets remaining for distribution to holders of our Class R Preferred Stock as part of any liquidation.

You don't have voting rights and our Directors control the company and can do anything, including modifying our business plan and selling assets of the Company without your approval.

The Class R Preferred Stock we are offering is non-voting, so you will not be able to influence our policies, such as the Company selling assets, the types of albums we invest in, the structure of our business, and how we decide to grow the business. In addition, you will not be able to influence any corporate matters, including the election of directors, changes to the Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action typically requiring stockholder approval. The class and voting structure of our stock has the effect of concentrating voting control with a few of our larger stockholders, and some of these larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As your stock is non-voting, you will not have a say in these decisions.

Investors will only ever have 10% ownership in the company

SongVest Records anticipates it will need to raise additional capital to support ongoing operations. Each additional sale of Class R Preferred Stock will not result in an increase in the overall percentage ownership of the company. No matter how many rounds of funding occur over time, Class R Preferred Stock shareholders will never own more than 10% of the Company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that Bumper Collective instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

THE OFFERING

9. What is the purpose of this offering:

The Company intends to use the net proceeds for this offering to produce and promote projects. The Company expects but cannot specify with certainty to use the net proceeds from the Offering in the manner described below. Therefore, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering:

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Album Release Budgets	54%	$13,500	72%	$729,864
Distribution (to include limited vinyl releases)	4%	$1,000	4%	$40,548
Technology	8%	$2,000	5%	$50,685
Label Marketing/PR	2%	$500	3%	$30,411
Salaries & Admin. Overhead	32%	$8,000	16%	$162,192
Total	**100%**	**$25,000**	**100%**	**$1,013,700**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

11. How will the issuer complete the transaction and deliver securities to the investors:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on the Bumper Collective ("Portal"): 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

We are offering shares of Class R Preferred Stock (the "Preferred Stock") to investors in this Offering which is coupled with our Royalty Sharing and Rights Agreement (the "Royalty Agreement"). A copy of the Amended and Restated Certificate of Incorporation and Royalty Agreement are available on our Bumper Collective offering page. The following summary is qualified by full terms available in the Amended and Restated Certificate of Incorporation and Royalty Agreement.

The Company shall not declare, pay or set aside any dividends or shares of any other class or series of capital stock unless the holders of the Class R Preferred Stock then outstanding shall first receive, or simultaneously receive, in the aggregate a dividend equal to ten percent of such total dividend amount that has been declared, paid or set aside. The Class R dividend shall be distributed among the holders of Class R Preferred Stock, pro rata, based on the number of shares of Class R Preferred Stock held.

In the event of any voluntary or involuntary liquidation, dissolution or winding of the Company, the holders of shares of Class R Preferred Stock, then outstanding, in the aggregate, shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, an amount equal to ten percent of the assets of the Company available for distribution. The liquidation amount shall be distributed among the holders of shares of Class R Preferred Stock, pro rata, based on the number of shares of Class R Preferred Stock held.

The holders of shares of the Class R Preferred Stock then outstanding, shall participate in any Change of Control pari passu with the holders of Common Stock, provided that the proceeds received by the holders of the Class R Preferred Stock shall be in accordance with the Amended and Restated Certificate of Incorporation. In the event of a Change of Control, the holders of shares of the Class R Preferred Stock then outstanding, shall be entitled to receive their pro rata share of the Class R Change of Control Proceeds (an amount equal to ten percent of the proceeds received by the Company or holders of capital stock at the Change of Control) based on the number of shares of Class R Preferred Stock held by each such holder.

The Company intends that the Class R Preferred Stock always represent a 10 percent (10%) ownership interest in the Company, regardless of how many shares of Class R Preferred Stock are authorized or issued. Holders of Class R Preferred Stock shall not transfer any shares of Class R Preferred Stock unless the transferee has expressly consented to be bound by the Royalty Sharing and Rights Agreement.

The Royalty Sharing and Rights Sharing Agreement provides that the company agrees to make periodic payments to the rights holders in arrears by the 15th day of the month following the end of the applicable quarterly period. The periodic payments will continue to be made to rights holders until the Company so long as shares of Class R Preferred Stock are issued and outstanding. The royalty sharing percentage is initially set at 5%.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. The minimum investment in this Offering is $50.

14. Do the securities offered have voting rights: **No**

15. Are there any limitations on any voting or other rights identified above: **Yes: No voting rights**

16. How may the terms of the securities being offered be modified:

The terms of the securities may not be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer:

Common Stock: 200,000 authorized and 90,000 outstanding. Class R Preferred Stock: 638,740 authorized and 11,260 outstanding.

The holders of the Company's Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock dividend and liquidation rights are subject to and qualified by the rights, powers, and privileges of the of any class of Preferred Stock authorized by the Board of Directors. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in Class R Preferred Stock do not have any voting rights in the Company. As a result, majority voting shares holders, specifically Common Stockholders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

Investors should also understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer:

Class R Preferred Stock Unit holders will receive periodic payments to the rights holders at an amount equal to 5% of the gross proceeds received by the Company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Company's Directors, the main Common Stock Shareholders, will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

The Company has not obtained any third-party valuations. The offering price and the company's pre-money valuation of $9,000,000 was determined based on the best-estimates of the Company's management, but not based on objective measures. We believe this valuation is reasonable for several reasons. We have tracked pre-money valuations for other entertainment companies that have raised capital under similar circumstances. We have a highly successful team that includes three music industry veterans (each having over 25 years of experience), as well as direct experience valuing and monetizing music royalty assets. Finally, and as previously indicated, the global market for recorded music sales and licensing is growing materially each year and is expected to more than double from its current level by 2030.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Directors will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Album's ability to generate royalties. There are many factors that will determine the Album's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
    • additional issuances of securities,
    • issuer repurchases of securities,
    • a sale of the issuer or of assets of the issuer or
    • transactions with related parties?

Additional Issuances of Securities:

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Directors may decide to sell part of, or all of the Company as written in the bylaws. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Directors of the Company will be guided by their good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with

the duties of the management of the Company to its Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Section 4(a)(6)	Class R Preferred Stock	$56,300	General Operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     (1) any director or officer of the issuer;

     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

     (4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **The issuer is a pre-revenue operating company.**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation: Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:

The Company is a record label that signs artists, releases singles, EP's, albums, and videos, and collects the royalties.

Historical Results of Operations:

SongVest Records, Inc. was organized on August 23, 2019. The Company is a new independent record label that will sign and promote music artists, engage its investors in artist discovery and promotion activities to support label operations, and share income with its investors each year.

From inception (August 23, 2019) to September 30, 2019 (most recent audited financial statements), we recorded revenue of $0 and a net loss of $0. Between September 30, 2019 and March 31, 2020, the following financial activity occurred:

- We raised a net amount of $53,845 in our first round Regulation CF offering.
- We incurred expenses of approximately $8,000 for advances, operating expenses and taxes; primarily for the advance paid to artist Kate Clover (inclusive of legal fees paid directly to her counsel from the advance total), technology fees, and Delaware corporate franchise taxes.

The Company entered into a business agreement with Label Logic LLC. The document between SongVest Records and Label Logic was entered into prior to incorporation on July 22, 2019 and subsequently ratified by our Board of Directors. The agreement with Label Logic LLC includes:
- As of the date of the document, Label Logic will maintain 10% equity in the SongVest Records label and the ownership percentage will not be diluted by additional investors from the Regulation CF offering.
- In exchange for the 10% equity in SongVest Records, Label Logic will provide the following:
    - Label Logic to have full participation in A&R, marketing, and overall company decisions for the SongVest Records label;
    - Full marketing support as generally provided across the Label Logic company for mutually agreed signings;
        - Any hard-costs for marketing (ad buys, tour support, radio budgets, etc.) will be paid by the SongVest Record label.
    - Label Logic will be presented as a partner in the business for the initial fund raising, as well as any future fundraising efforts and general publicity and promotion of the company; and,
    - Label Logic will assist in the marketing effort of the initial, and subsequent, fund raises.
- Label Logic will continue to market and promote artists unrelated to SongVest Records as part of Label Logic's standard business practice.
- SongVest Records will receive a 5% referral fee on any artists/projects that Label Logic may pitch on behalf of the SongVest Records label, but the client opts to work with Label Logic directly. Additionally, SongVest Records will receive a 5% fee on any artists/projects that SongVest Records may pass on, but Label Logic engages by way of the referral.

The Company entered into an Enterprise Services Agreement with Exactuals, LLC to facilitate making royalty payments to investors in this Offering. The Company will pay to Exactuals an amount equal to 1% of the royalties paid out at any particular time, along with certain administrative fees for the service. We believe this relationship will ensure our ability to meet our obligations under the Royalty Agreement while allowing management to focus on growing the Company.

The Company entered into an exclusive global agreement with Symphonic, where SongVest Records will be paid 85% of any monies collected by Symphonic that are earned from distributing its content on a variety of digital streaming platforms (75% for any vinyl sales). We believe Symphonic to be an optimal distribution partner as this stage of our business, due to their entrepreneurial nature including the variety of partnerships they have entered into that can also benefit our Company's business.

The Company entered into a non-exclusive agreement with SoStereo, a company that specializes in licensing music for a variety of applications including advertisements, televisions shows and series, motion pictures, etc. SongVest Records will be paid 60% of any monies collected by SoStereo for this licensing activity. We believe SoStereo to be a very capable partner for providing our artist roster and record label with additional revenue generating opportunities, and we also have prior experience working with their CEO.

Transfer Agent

We intend to use Colonial Stock Transfer as our transfer agent and will enter into an agreement after this Offering closes.

Liquidity and Capital Resources:

During the next 24 months, the Company intends to fund its operations with funding from our Regulation CF campaign. We raised a gross amount of $56,300 in our first Regulation CF round that closed in January 2020 and are seeking to raise a minimum of $25,000 in this round. If the Company has a music release in the second or third quarter of 2020, which the Company anticipates, it would generate income in 2020. The Company's expenses for the next 3-6 months will consist of recording, marketing and promotion budgets for the first 1-2 artists signed and technology and app development. Should our Regulation CF campaign not provide sufficient funds to maintain operations, we will seek additional funding from other sources. We do not yet have any other committed sources of funding.

Plan of Operations

Company management believes this funding round, if the maximum offering amount is met, will last approximately two years. If the Company only raises the target offering amount, management may have to raise funds through additional rounds and/or sources.

The Company intends to sign artists and promote their releases, and enter into additional partnerships and contractor agreements that have the opportunity to make a material positive impact on its business.

Per the agreement identified above, the Company has partnered with Jay Gilbert and Jeff Moskow of Label Logic to establish its core marketing team. Jay and Jeff have worked with a wide range of artists and bring an extremely high level of marketing expertise and relationships to the company. SongVest Records may utilize outsourced marketing services for certain projects based upon, for example, genre of music, if we collectively determine that it provides the best opportunity for success.

Any repertoire released through SongVest Records is expected to have global-reach digitally, as well as a physical release presence where appropriate.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Our unaudited financial statements from inception (August 23, 2019) to September 30, 2019 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Jason M. Tyra, CPA, PLLC.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:
    (i) in connection with the purchase or sale of any security: **No**
    (ii) involving the making of any false filing with the Commission: **No**
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i) in connection with the purchase or sale of any security: **No**
    (ii) involving the making of any false filing with the Commission: **No**
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        (i) at the time of the filing of this offering statement bars the person from:
                (A) association with an entity regulated by such commission, authority, agency or officer: **No**
                (B) engaging in the business of securities, insurance or banking: **No**
                (C) engaging in savings association or credit union activities: **No**

        (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**
        (ii) places limitations on the activities, functions or operations of such person: **No**
        (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from com mitting or causing a violation or future violation of:
        (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**
        (ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on https://www.bumpercollective.com is available in the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:
www.songvestrecords.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to fil e reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases al l of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Document A: Deal Page

Document B: Financial Information

Document C: SongVest Records, Inc. Director And Officer Experiences

Document D: SongVest Records, Inc. Bylaws

Document E: SongVest Records, Inc. Royalty Sharing And Subscription Agreement

Document F: Bad Actor Certification Report

Document G: SongVest Records Business Deck

Document H: Amendment And Restated Certificate Of Incorporation

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